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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Hess Midstream Partners LP
Registration Statement on Form S-1
File No. 333-198896

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, on behalf of Hess Midstream Partners LP (the “Partnership”), attached as Exhibit A hereto is a copy of the existing limited partnership agreement of the Partnership.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 546-7486 or to Brett Braden of Latham & Watkins LLP at (713) 546-7412.

Very truly yours,

/s/ Thomas G. Brandt

Thomas G. Brandt

Attachment

cc:	Karina V. Dorin, Securities and Exchange Commission
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
Stephanie Beauvais, Andrews Kurth LLP

EXHIBIT A

AGREEMENT OF LIMITED PARTNERSHIP

OF

HESS MIDSTREAM PARTNERS LP

This AGREEMENT OF LIMITED PARTNERSHIP of HESS MIDSTREAM PARTNERS LP (this “Agreement”), dated as of January 28, 2014, is entered into and executed by Hess Midstream Partners GP LLC, a Delaware limited liability company, as general partner, and Hess Corporation, a Delaware corporation, as limited partner.

ARTICLE I

DEFINITIONS

The following definitions shall for all purposes, unless otherwise clearly indicated to the contrary, apply to the terms used in this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership filed with the Secretary of State of the State of Delaware on January 17, 2014 as described in the first sentence of Section 2.5, as amended or restated from time to time.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, and any successor to such act.

“General Partner” means Hess Midstream Partners GP LLC, a Delaware limited liability company.

“Limited Partner” means Hess Corporation, a Delaware corporation.

“Partner” means the General Partner or the Limited Partner.

“Partnership” means Hess Midstream Partners LP, a Delaware limited partnership.

“Percentage Interest” means, with respect to any Partner, the percentage of cash contributed by such Partner to the Partnership as a percentage of all cash contributed by all the Partners to the Partnership.

ARTICLE II

ORGANIZATIONAL MATTERS

2.1 Formation. Subject to the provisions of this Agreement, the General Partner and the Limited Partner have formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. The General Partner and the Limited Partner hereby enter into this Agreement to set forth the rights and obligations of the Partnership and certain matters related thereto. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration, dissolution, and termination of the Partnership shall be governed by the Delaware Act.

2.2 Name. The name of the Partnership shall be, and the business of the Partnership shall be conducted under the name of, “Hess Midstream Partners LP”.

2.3 Principal Office; Registered Office.

(a) The principal office of the Partnership shall be at 1185 Avenue of the Americas, New York, NY 10036, or such other place as the General Partner may from time to time designate.

(b) The address of the Partnership’s registered office in the State of Delaware shall be Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and the name of the Partnership’s registered agent for service of process at such address shall be The Corporation Trust Company.

2.4 Term. The Partnership shall continue in existence until there is an election to dissolve the Partnership by the General Partner.

2.5 Organizational Certificate. A Certificate of Limited Partnership of the Partnership has been filed by the General Partner with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall cause to be filed such other certificates or documents as may be required for the formation, operation, and qualification of a limited partnership in the State of Delaware and any state in which the Partnership may elect to do business. The General Partner shall thereafter file any necessary amendments to the Certificate of Limited Partnership and any such other certificates and documents and do all things requisite to the maintenance of the Partnership as a limited partnership (or as a partnership in which the Limited Partner has limited liability) under the laws of Delaware and any state or jurisdiction in which the Partnership may elect to do business.

2.6 Partnership Interests. Effective as of the date hereof, the General Partner shall have a 50.0% Percentage Interest and the Limited Partner shall have a 50.0% Percentage Interest.

ARTICLE III

PURPOSE

The purposes of the Partnership shall be to carry on any lawful business, purpose or activity for which limited partnerships may be formed under the Delaware Act.

ARTICLE IV

CAPITAL CONTRIBUTIONS

The Limited Partner hereby agrees to contribute $10,000.00 in cash to the Partnership, and the General Partner hereby agrees to contribute $10,000.00 in cash to the Partnership.

HESS MIDSTREAM PARTNERS LP

AGREEMENT OF LIMITED PARTNERSHIP

ARTICLE V

CAPITAL ACCOUNT ALLOCATIONS

5.1 Capital Accounts. The Partnership shall maintain a capital account for each of the Partners in accordance with the regulations issued pursuant to Section 704 of the Internal Revenue Code of 1986, as amended (the “Code”), and as determined by the General Partner as consistent therewith.

5.2 Allocations. For federal income tax purposes, each item of income, gain, loss, deduction, and credit of the Partnership shall be allocated among the Partners in accordance with their Percentage Interests, except that the General Partner shall have the authority to make such other allocations as are necessary and appropriate to comply with Section 704 of the Code and the regulations pursuant thereto.

5.3 Distributions. From time to time, but not less often than quarterly, the General Partner shall review the Partnership’s accounts to determine whether distributions are appropriate. The General Partner may make such cash distribution as it, in its sole discretion, may determine without being limited to current or accumulated income or gains from any Partnership funds, including, without limitation, Partnership revenues, capital contributions, or borrowed funds; provided, however, that no such distribution shall be made if, after giving effect thereto, the liabilities of the Partnership exceed the fair market value of the assets of the Partnership. In its sole discretion, the General Partner may, subject to the foregoing proviso, also distribute to the Partners other Partnership property, or other securities of the Partnership or other entities. All distributions by the General Partner shall be made in accordance with the Percentage Interests of the Partners.

ARTICLE VI

MANAGEMENT AND OPERATIONS OF BUSINESS

Except as otherwise expressly provided in this Agreement, all powers to control and manage the business and affairs of the Partnership shall be vested exclusively in the General Partner; the Limited Partner shall not have any power to control or manage the Partnership.

ARTICLE VII

RIGHTS AND OBLIGATIONS OF LIMITED PARTNER

The Limited Partner shall have liability under this Agreement only to the extent of its capital contributions to the Partnership.

HESS MIDSTREAM PARTNERS LP

AGREEMENT OF LIMITED PARTNERSHIP

ARTICLE VIII

DISSOLUTION AND LIQUIDATION

The Partnership shall dissolve and its affairs shall be wound up at such time, if any, as the General Partner may elect. No other event will cause the Partnership to dissolve.

ARTICLE IX

AMENDMENT OF PARTNERSHIP AGREEMENT

The General Partner may amend any provision of this Agreement without the consent of the Limited Partner and may execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith.

ARTICLE X

GENERAL PROVISIONS

10.1 Addresses and Notices. Any notice to the Partnership, the General Partner, or the Limited Partner shall be deemed given if received by it in writing at the principal office of the Partnership designated pursuant to Section 2.3(a).

10.2 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

10.3 Integration. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

10.4 Severability. If any provision of this Agreement is or becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions hereof, or of such provision in other respects, shall not be affected thereby.

10.5 Governing Law. This Agreement is governed by and shall be construed in accordance with the law of the state of Delaware, without regard to the conflicts of law principles of such state.

[The remainder of this page was left blank intentionally; the signature page follows]

HESS MIDSTREAM PARTNERS LP

AGREEMENT OF LIMITED PARTNERSHIP

IN WITNESS WHEREOF, this Agreement has been duly executed by the General Partner and the Limited Partner as of the date first set forth above.

GENERAL PARTNER: Hess Midstream Partners GP LLC

By:	/s/ Timothy B. Goodell
	Name:	Timothy B. Goodell
	Title:	President

LIMITED PARTNER: Hess Corporation

By:	/s/ George C. Barry
	Name:	George C. Barry
	Title:	Vice President and Secretary

SIGNATURE PAGE

TO

HESS MIDSTREAM PARTNERS, LP

AGREEMENT OF LIMITED PARTNERSHIP